82-5084

"PUBLIC"

FORM 20

Securities Act

REPORT UNDER SECTION 108(1) OF THE SECURITIES ACT OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1) (u), or (z) OF THE SECURITIES ACT OR SECTION 122(b) OR (d) OF THE SECURITIES REGULATION.

821224
2612176
1085007

1. Full name and address of the Vendor.

   Globel Direct Inc.
   1324 - 36th Avenue N.E.
   Calgary, Alberta
   T2E 8S1

2. Name and address of the issuer of the security traded and description of the security.

   As above. Convertible Debentures

02028663

3. Date of trade(s).

   February 8, 2002

4. If the trade(s) involved securities in which a published market exists or the trade(s) was (were) made pursuant to section 107(1)(p), (q), (t), and (y.1) of the Act or section 122(b) or (d) of the Securities Regulation or if the issuer of the securities is not a reporting issuer, complete the following:

P

4/25

82-5084

5. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

   N/A

6. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

   $175,000

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Calgary, Alberta, this 15th day of March, 2002.

GLOBEL DIRECT, INC.
Name of vendor or agent - please print

Signature

Chief Financial Officer
Official capacity - please print

Leslie R. Byle
Please print here name of individual whose signature appears above if different from name of vendor or agent printed above

llh\clients\globel\optioms\form20.ab